

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

March 25, 2010

Blockbuster Inc.
Thomas M. Casey-Chief Financial Officer
1201 Elm Street
Dallas, Texas 75270

   Re: **Blockbuster Inc.**
      Form 10-K for the fiscal year ended January 4, 2009
      File Number: 001-15153

Dear Mr. Casey:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           David R. Humphrey
           Branch Chief